The Fund held its joint annual meetings of shareholders on December 19,
2011.
Common/Preferred shareholders voted as indicated below:
								Withheld
						Affirmative 	Authority
California Municipal III
Election of Deborah A. DeCotis
Class III to serve until 2014 			19,942,735 	565,047
Election of Bradford K. Gallagher
Class II to serve until 2013 			20,063,159 	444,623
Re-election of John C. Maney+
Class III to serve until 2014 			20,036,974 	470,808

The other members of the Board of Trustees at the time of the meeting, namely, Messrs, Paul Belica, Hans W. Kertess, James A. Jacobson++, William
B. Ogden, IV and Alan Rappaport++, continued to serve as Trustees of the Funds.
++ Preferred Shares Trustee
+ Interested Trustee